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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                Amendment No. 1
                                      to
                                 Schedule 13E-4

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                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

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                            SUNRISE PRESCHOOLS, INC.
                            ------------------------
                                (Name of Issuer)

                            SUNRISE PRESCHOOLS, INC.
                            ------------------------
                      (Name of Person(s) Filing Statement)

                         Common Stock Purchase Warrants
                    -----------------------------------------
                         (Title of Class of Securities)

                                   867693 10 3
                       ----------------------------------
                      (CUSIP Number of Class of Securities)

                               Mr. James R. Evans
                            SUNRISE PRESCHOOLS, INC.
                      9128 E. San Salvador Drive, # 200
                            Scottsdale, Arizona 85258
                                 (602) 860-1611

                                    -Copy to-

                          Christopher D. Johnson, Esq.
                            Squire, Sanders & Dempsey
                       40 North Central Avenue, Suite 2700
                             Phoenix, Arizona 85004
                                 (602) 528-4000
                     --------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of the
                           Person(s) Filing Statement)


                                 October 4, 1995
                     --------------------------------------
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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Response to Instruction D
-------------------------
         The tender offer of Sunrise Preschools, Inc. (the "Company") expired as of the close of business on Monday, November 6, 1995. Of the 62,500 Common Stock Purchase Warrants ("Warrants") outstanding upon commencement of the tender offer and eligible to be exercised, 47,074 were tendered for exercise at the reduced exercise price of $1.00 per Warrant. The Company accepted for exercise all validly tendered Warrants. Gross proceeds to the Company of such Warrant exercises were $47,074.




                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1995.

                                          SUNRISE PRESCHOOLS, INC.

                                          By  /s/ James R. Evans
                                            -----------------------------
                                              James R. Evans, President









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